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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                      Alexandria Real Estate Equities, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   015271 10 9

             ------------------------------------------------------
                                 (CUSIP Number)


                             J. Grant Monahon, Esq.
                              AEW Partners II, L.P.
                         225 Franklin Street, Suite 2500
                           Boston, Massachusetts 02110
                                 (617) 261-9000
--------------------------------------------------------------------------------

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  May 28, 1997
            -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

               (Continued on following pages) (Page 1 of 22 Pages)


-------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                 SCHEDULE 13D
-------------------------                           ---------------------------
|CUSIP NO. 015271 10 9  |                          |   Page  2  of  22  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |                                                                     |
|        |  AEW PARTNERS II, L.P.                                              |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [X]  |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |  PF                                                                 |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |
|        |  PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |  Delaware                                                           |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SHARED VOTING POWER                      |
|                          |        | 402,200 Shares of Common Stock           |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SOLE VOTING POWER                        |
|      BENEFICIALLY        |        | 1,257,039 Shares of Common Stock         |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SHARED DISPOSITIVE POWER                 |
|       REPORTING          |        | 402,200 Shares of Common Stock           |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SOLE DISPOSITIVE POWER                   |
|                          |        | 1,257,039 Shares of Common Stock         |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 1,659,239 Shares of Common Stock                                    |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [X] |
|        | SHARES*                                                             |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 16%                                                                 |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | PN                                                                  |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-------------------------                           ---------------------------
|CUSIP NO. 015271 10 9  |                          |   Page  3  of  22  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |                                                                     |
|        |  AEW HEALTH SCIENCE PROPERTIES CO-INVESTMENT, L.P.                  |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [X]  |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |  PF                                                                 |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |
|        |  PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |  Delaware                                                           |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SHARED VOTING POWER                      |
|                          |        | None                                     |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SOLE VOTING POWER                        |
|      BENEFICIALLY        |        | 402,200 Shares of Common Stock           |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SHARED DISPOSITIVE POWER                 |
|       REPORTING          |        | None                                     |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SOLE DISPOSITIVE POWER                   |
|                          |        | 402,200 Shares of Common Stock           |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 402,200 Shares of Common Stock                                      |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [X] |
|        | SHARES*                                                             |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 16%                                                                 |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | PN                                                                  |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-------------------------                           ---------------------------
|CUSIP NO. 015271 10 9  |                          |   Page  4  of  22  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |                                                                     |
|        |  AEW II, L.P.                                                       |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |  PF                                                                 |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |
|        |  PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |  Delaware                                                           |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SHARED VOTING POWER                      |
|                          |        | 402,200 Shares of Common Stock           |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SOLE VOTING POWER                        |
|      BENEFICIALLY        |        | 1,257,039 Shares of Common Stock         |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SHARED DISPOSITIVE POWER                 |
|       REPORTING          |        | 402,200 Shares of Common Stock           |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SOLE DISPOSITIVE POWER                   |
|                          |        | 1,257,039 Shares of Common Stock         |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 1,659,239 Shares of Common Stock                                    |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [ ] |
|        | SHARES*                                                             |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 16%                                                                 |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | PN                                                                  |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-------------------------                           ---------------------------
|CUSIP NO. 015271 10 9  |                          |   Page  5  of  22  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |                                                                     |
|        |  PARTNERS II HOLDINGS, L.P.                                         |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |  PF                                                                 |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |
|        |  PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |  Delaware                                                           |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SHARED VOTING POWER                      |
|                          |        | None                                     |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SOLE VOTING POWER                        |
|      BENEFICIALLY        |        | 1,659,239 Shares of Common Stock         |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SHARED DISPOSITIVE POWER                 |
|       REPORTING          |        | None                                     |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SOLE DISPOSITIVE POWER                   |
|                          |        | 1,659,239 Shares of Common Stock         |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 1,659,239 Shares of Common Stock                                    |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [ ] |
|        | SHARES*                                                             |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 16%                                                                 |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | PN                                                                  |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-------------------------                           ---------------------------
|CUSIP NO. 015271 10 9  |                          |   Page  6  of  22  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |                                                                     |
|        |  AEW II CORPORATION                                                 |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |  PF                                                                 |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |
|        |  PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |  Massachusetts                                                      |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SHARED VOTING POWER                      |
|                          |        | None                                     |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SOLE VOTING POWER                        |
|      BENEFICIALLY        |        | 1,659,239 Shares of Common Stock         |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SHARED DISPOSITIVE POWER                 |
|       REPORTING          |        | None                                     |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SOLE DISPOSITIVE POWER                   |
|                          |        | 1,659,239 Shares of Common Stock         |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 1,659,239 Shares of Common Stock                                    |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [ ] |
|        | SHARES*                                                             |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 16%                                                                 |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | CO                                                                  |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-------------------------                           ---------------------------
|CUSIP NO. 015271 10 9  |                          |   Page  7  of  22  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |                                                                     |
|        |  AEW CAPITAL MANAGEMENT, L.P.                                       |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |  PF                                                                 |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |
|        |  PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |  Delaware                                                           |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SHARED VOTING POWER                      |
|                          |        | None                                     |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SOLE VOTING POWER                        |
|      BENEFICIALLY        |        | 1,659,239 Shares of Common Stock         |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SHARED DISPOSITIVE POWER                 |
|       REPORTING          |        | None                                     |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SOLE DISPOSITIVE POWER                   |
|                          |        | 1,659,239 Shares of Common Stock         |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 1,659,239 Shares of Common Stock                                    |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [ ] |
|        | SHARES*                                                             |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 16%                                                                 |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | PN                                                                  |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-------------------------                           ---------------------------
|CUSIP NO. 015271 10 9  |                          |   Page  8  of  22  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |                                                                     |
|        |  AEW CAPITAL MANAGEMENT, INC.                                       |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |  PF                                                                 |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |
|        |  PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |  Massachusetts                                                      |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SHARED VOTING POWER                      |
|                          |        | None                                     |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SOLE VOTING POWER                        |
|      BENEFICIALLY        |        | 1,659,239 Shares of Common Stock         |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SHARED DISPOSITIVE POWER                 |
|       REPORTING          |        | None                                     |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SOLE DISPOSITIVE POWER                   |
|                          |        | 1,659,239 Shares of Common Stock         |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 1,659,239 Shares of Common Stock                                    |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [ ] |
|        | SHARES*                                                             |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 16%                                                                 |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | CO                                                                  |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.
-------  -------------------

         The class of equity securities to which this statement relates is the common stock (the "Common Stock" or the "Securities") of Alexandria Real Estate Equities, Inc. (the "Issuer" or the "Company"), whose principal executive offices are located at 251 South Lake Avenue, Suite 700, Pasadena, California 91101.

Item 2.  Identity and Background.
-------  ------------------------

         (a), (b), (c) and (f) AEW Partners II, L.P., a Delaware limited partnership ("Partners II") and AEW Health Science Properties Co-Investment, L.P., a Delaware limited partnership ("AEW HSP") are each the direct holder of certain of the Securities that are the subject of this Schedule 13D. Partners II and AEW HSP were formed for the purpose of acquiring, holding, disposing of, managing, selling, exchanging and otherwise dealing in interests in operating companies (including real estate operating companies) and real estate and other assets. This statement is being filed by the Reporting Persons (as such term is defined below) relating to the Securities.

         In addition to holding certain of the Securities directly, Partners II is a general partner of AEW HSP. AEW II, L.P., a Delaware limited partnership ("AEW II LP"), is the general partner of Partners II and was formed for, among other things, such purpose. Partners II Holdings, L.P., a Delaware limited partnership ("Partners II Holdings"), is the general partner of AEW II LP and a general partner of AEW HSP and was formed for, among other things, such purposes. AEW II Corporation, a Massachusetts corporation ("AEW II Corp"), is the general partner of Partners II Holdings and was formed for, among other things, such purpose. AEW Capital Management, L.P., a Delaware limited partnership ("AEW CMLP"), is a registered investment advisor and is an investment advisor to Partners II as well as the controlling shareholder of AEW II Corp and the general partner of Partners II Employee Holdings, L.P., a Delaware limited partnership, which is the limited partner of Partners II Holdings, and was formed for, among other things, such purposes. AEW Capital Management, Inc., a Massachusetts corporation ("AEW CMI"), is the general partner of AEW CMLP and was formed for, among other things, such purpose. Partners II, AEW HSP, AEW II LP, Partners II Holdings, AEW II Corp, AEW CMLP and AEW CMI are referred to herein as the "Reporting Persons."

         The principal office and principal business address of each of the Reporting Persons is c/o AEW Capital Management, 225 Franklin Street, Boston, MA 02110.

         The name, citizenship, address and principal occupation of each director and executive officer of AEW II Corp and AEW CMI are set forth on Schedule A hereto.

         (d) and (e) To the Reporting Persons' knowledge, none of the Reporting Persons nor any of the persons listed on Schedule A to this Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

         Prior to May 28, 1997, Partners II held 20,834 shares of Series V Preferred Stock of the Issuer and AEW HSP held 6,666 shares of Series V Preferred Stock of the Issuer. Of the 27,500 aggregate shares of Series V Preferred Stock, 16,000 shares were acquired by Partners II on September 9, 1996 for cash in the amount of $16,000,0000, 6,000 shares were acquired by Partners II on October 16, 1996 for cash in the amount of $6,000,000 and 5,500 were acquired by Partners II on December 10, 1996 for cash in the amount of $5,500,000. On February 26, 1997, Partners II sold and transferred 6,666 shares of the Issuer's Series V Preferred Stock to AEW HSP for cash consideration in the amount of $6,700,982.38. Partners II and AEW HSP each used funds invested by their respective limited partners in order to purchase the Series V Preferred Stock and did not borrow any funds in connection with their respective acquisitions.

         On May 28, 1997 (in connection with the initial public offering of the Issuer's Common Stock), the 27,500 shares of the Issuer's Series V Preferred Stock held by Partners II and AEW HSP were converted into 1,659,239 shares of the Issuer's Common Stock, of which 1,257,039 shares are owned by Partners II and 402,200 are owned by AEW HSP.

         No additional consideration was required in connection with the conversion of the Series V Preferred Stock of the Issuer into Common Stock of the Issuer.

Item 4.  Purpose of Transaction.
-------  -----------------------

         Partners II's and AEW HSP's purpose in purchasing the Series V Preferred Stock and converting the Series V Preferred Stock into Common Stock was to acquire an equity interest in the Company in pursuit of the investment objectives of Partners II and AEW HSP. Partners II and AEW HSP hold the Securities for investment purposes.

         Partners II and AEW HSP, respectively, intend to review continuously the equity position of Partners II and AEW HSP in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, either Partners II or AEW HSP may determine to increase or decrease the equity interest in the Company by acquiring additional shares of Common Stock, or by disposing of all or a portion of the shares of Common Stock.

         Except as described in this Schedule 13D, none of the Reporting Persons has any present plan or proposal which relates to or would result in:

         (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

         (j)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

         (a) As of the date hereof, Partners II owns an aggregate of 1,257,039 shares of the Issuer's Common Stock and AEW HSP owns an aggregate of 402,200 shares of the Issuer's Common Stock, representing, respectively, approximately 12% and 4% (or an aggregate of approximately 16%) of the 10,392,131 shares of the Issuer's Common Stock believed to be outstanding.

         To the best knowledge of the Reporting Persons, as of the date hereof, none of the Reporting Persons, nor any officer or director of AEW II Corp or AEW CMI beneficially owned any other shares of Common Stock of the Issuer.

         Partners II has an agreement with its limited partners whereby, subject to certain limitations, such limited partners are offered the opportunity to invest, through a co-investment vehicle, in any entity in which an investment is made by Partners II. In the case of the securities of the Issuer, such co-investment by the limited partners of Partners II was made through AEW HSP. Partners II may be deemed to be in a group with AEW HSP, but disclaims beneficial ownership of the securities owned by AEW HSP (other than any securities beneficially owned by Partners II in its capacity as a general partner of AEW HSP) for purposes of Section 13 of the Exchange Act, Section 16 of the Exchange Act or for any other purpose.

         Pursuant to a Stockholders Agreement dated as of September 9, 1996 (the "Stockholders Agreement") by and among the Issuer, Health Science Properties Holding Corporation, a Maryland corporation ("HSP Holding") and Partners II, HSP Holding has agreed to vote its shares of the Issuer's Common Stock to elect directors of the Issuer nominated by Partners II. The Stockholders Agreement is described more fully in Item 6. Partners II may be deemed to be in a group with HSP Holding, but disclaims beneficial ownership of the securities owned by HSP Holding for purposes of Section 13 of the Exchange Act, Section 16 of the Exchange Act or for any other purpose.

         (b) (i) AEW HSP has the sole power to direct the voting and disposition of the 402,200 shares of Common Stock held by it.

             (ii) As general partners of AEW HSP, Partners II and Partners II Holding are deemed to have shared power to direct the voting and disposition of the 402,200 shares of Common Stock held by AEW HSP. In addition, Partners II has the sole power to direct the voting and disposition of the 1,257,039 shares of Common Stock held by it.

             (iii) As general partner of Partners II, AEW II LP is deemed to have the sole power to direct the voting and disposition of the 1,257,039 shares of Common Stock held by Partners II and shared power to direct the voting and disposition of the 402,200 shares of Common Stock held by AEW HSP.

             (iv) As general partner of AEW II LP, Partners II Holding is deemed to have the sole power to direct the voting and disposition of the 1,257,039 shares of Common Stock held by Partners II and the sole power to direct the voting and disposition of the 402,200 shares of Common Stock held by AEW HSP.

             (v) As general partner of Partners II Holding, AEW II Corp is deemed to have the sole power to direct the voting and disposition of the 1,257,039 shares of Common Stock held by Partners II and the sole power to direct the voting and disposition of the 402,200 shares of Common Stock held by AEW HSP.

             (vi) As controlling stockholder of AEW II Corp, AEW CMLP is deemed to have the sole power to direct the voting and disposition of the 1,257,039 shares of Common Stock held by Partners II and the sole power to direct the voting and disposition of the 402,200 shares of Common Stock held by AEW HSP.

             (vii) As general partner of AEW CMLP, AEW CMI is deemed to have the sole power to direct the voting and disposition of the 1,257,039 shares of Common Stock held by Partners II and the sole power to direct the voting and disposition of the 402,200 shares of Common Stock held by AEW HSP.

         (c) To the best knowledge of the Reporting Persons, none of the Reporting Persons nor any officer or director of AEW II Corp or AEW CMI has effected any transactions in the Series V Preferred Stock of the Issuer or the Common Stock during the past 60 days, with the exception of the conversion of the shares of Issuer's Series V Preferred Stock into shares of the Issuer's Common Stock in accordance with the terms of the conversion as set forth in the charter of the Issuer and as described in Item 3 above.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships With Respect to
-------  -----------------------------------------------------------------------
         Securities of the Issuer.
         -------------------------

         On May 27, 1997, Partners II and AEW HSP each executed a lock up agreement with Paine Webber Incorporated and certain other representatives of the Issuer's underwriters whereby Partners II and AEW HSP each agreed not to sell any Common Stock held by Partners II and AEW HSP, respectively, for a period of 360 days from the effective date of the Issuer's registration statement relating to its initial public offering of its Common Stock.

         The Issuer is a real estate investment trust and the amount of its shares that can be owned by a person are limited to 9.8% of the outstanding shares of the Issuer's Common Stock subject to adjustment and certain exceptions. The Board of Directors approved an exception for Partners II and AEW HSP and has permitted Partners II and AEW HSP to own, in the aggregate, up to 16% of the outstanding shares of the Issuer's Common Stock, subject to certain adjustments. Accordingly, if either Partners II or AEW HSP desired to acquire any additional stock of the Issuer, such entity would need to obtain the approval of the Issuer's Board of Directors.

         Pursuant to the Stockholders Agreement, Partners II has the right (i) to include two nominees on the ballot for the election of directors of the Issuer, and one nominee on the ballot for the election of directors of ARE-QRS Corp., a Maryland corporation, a wholly owned subsidiary of the Issuer ("Subsidiary"), so long as Partners II and AEW HSP owns, in the aggregate, Common Stock representing more than 15% of the voting securities of the Issuer and (ii) to include one nominee on the ballot for the election of directors of the Issuer so long as Partners II and AEW HSP owns Common Stock, in the aggregate, representing more than 7% of the voting securities of the Issuer. HSP Holding, the holder of approximately 17% of the issued and outstanding shares of Common Stock of the Issuer, has agreed pursuant to the Stockholders Agreement, to vote its shares of the Issuer's Common Stock for such nominees included on the ballot for the election of directors of the Issuer and the Issuer has agreed to take all actions necessary to cause the election of the nominee at Subsidiary. The Stockholders Agreement is attached hereto as an Exhibit.

         No directors designated by Partners II currently serve on the Board of Directors of the Issuer or Subsidiary pursuant to the arrangement described above, although Partners II may, at its discretion, exercise its right to include nominees on the ballots in the future. If, at any time, Partner II's and AEW HSP's ownership of the Issuer's Common Stock, in the aggregate, represents less than 15% of the voting securities of the Company, within 10 days of such decrease in ownership, Partners II has agreed to cause one director elected or nominated by it to resign from the Issuer's Board of Directors and all committees thereof and from the board of directors of Subsidiary and all committees thereof. Upon Partner II's and AEW HSP's ownership of the Issuer's Common Stock decreasing to less than 7% of the outstanding voting securities of the Issuer, within 10 days of such decrease in ownership, Partners II shall cause all directors nominated by it pursuant to this arrangement to resign from the Issuer's Board of Directors and all committees thereof.

         In addition, in connection with the transfer of shares of the Series V Preferred Stock of the Issuer by Partners II to AEW HSP on February 26, 1997, Partners II and AEW HSP agreed so long as Partners II is permitted to include two nominees on the ballot for the election of directors of the Issuer pursuant to the Stockholders Agreement, Partners II shall nominate one person nominated by AEW HSP. In the event Partners II is permitted to include only one nominee on the ballot for the election of the directors of the Issuer, such nominee shall be the nominee of Partners II. The agreement between Partners II and AEW HSP is attached as an Exhibit.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

         7(a) Stockholders Agreement dated as of September 9, 1996 by and among the Issuer, HSP Holding and Partners II.

         7(b) Agreement Regarding Stock Transfer and Exercise of Rights dated February 26, 1997 by and between Partners II and AEW HSP.

         7(c) Joint Filing Agreement

                                    SIGNATURE

         After due inquiry, to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 1997

                           AEW PARTNERS II, L.P.

                           By:   AEW II, L.P.,
                                 its general partner

                                 By:   PARTNERS II HOLDINGS, L.P.,
                                       its general partner

                                       By:   AEW II CORPORATION,
                                             its general partner


                                             By:   /s/ J. Grant Monahon
                                                   ----------------------------


                           AEW HEALTH SCIENCE PROPERTIES CO-INVESTMENT, L.P.

                           By:   AEW PARTNERS II, L.P.,
                                 a general partner

                                 By:   AEW II, L.P.,
                                       its general partner

                                       By:   PARTNERS II HOLDINGS, L.P.,
                                             its general partner

                                             By:   AEW II CORPORATION,
                                                   its general partner


                                                   By:   /s/ J. Grant Monahon
                                                         ----------------------

(SIGNATURES CONTINUED)


                                    AEW II, L.P.

                                    By:   PARTNERS II HOLDINGS, L.P.,
                                          its general partner

                                          By:   AEW II CORPORATION,
                                                its general partner


                                                By:   /s/ J. Grant Monahon
                                                      -------------------------


                                    PARTNERS II HOLDINGS, L.P.,

                                    By:   AEW II CORPORATION,
                                          its general partner


                                          By:   /s/ J. Grant Monahon
                                                -------------------------------


                                    AEW II CORPORATION


                                    By:   /s/ J. Grant Monahon
                                          ------------------------------

(SIGNATURES CONTINUED)


                                    AEW CAPITAL MANAGEMENT, L.P.

                                    By:   AEW CAPITAL MANAGEMENT, INC.,
                                          its general partner


                                          By:   /s/ James J. Finnegan
                                                ----------------------------

                                    AEW CAPITAL MANAGEMENT, INC.


                                    By:   /s/ James J. Finnegan
                                          ----------------------------

                                   Schedule A
                                   ----------


         The following is a list of all persons who serve as an officer or director of AEW II Corporation ("AEW II Corp") or AEW Capital Management, Inc. ("AEW CMI") Each of such persons is a U.S. citizen.


Name                                Occupation                     Business Address
----                                ----------                     ----------------

Joseph F. Azrack,                   Investment advisor             225 Franklin Street
Director and President,                                            Boston, Massachusetts  02110
AEW CMI

Joseph W. O'Connor,                 Investment advisor             225 Franklin Street
Director, AEW CMI                                                  Boston, Massachusetts  02110

Peter S. Voss,                      Investment manager             225 Franklin Street
Director, AEW CMI                                                  Boston, Massachusetts  02110

David D. Puyear,                    Accountant                     225 Franklin Street
Treasurer, AEW CMI                                                 Boston, Massachusetts  02110

J. Grant Monahon,                   Attorney                       225 Franklin Street
Director, AEW II Corp                                              Boston, Massachusetts  02110
Vice President and Secretary,
AEW CMI and AEW II Corp

Robert G. Gifford,                  Portfolio manager              225 Franklin Street
Director and President,                                            Boston, Massachusetts  02110
AEW II Corp

Thomas K. Albert,                   Asset Manager                  225 Franklin Street
Director and Vice President,                                       Boston, Massachusetts  02110
AEW II Corp

Karen J. Lagerlund,                 Accountant                     225 Franklin Street
Treasurer, AEW II Corp                                             Boston, Massachusetts  02110


                                  Page 19 of 22